Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented below may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

This communication is being made in respect of the proposed merger transaction involving BNY, Mellon and Newco. In connection with the proposed transaction, Newco filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus for the shareholders of BNY and Mellon, and each of BNY and Mellon will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the preliminary joint proxy statement/prospectus regarding the proposed transaction and the definitive joint proxy statement/prospectus when it becomes available, as well as the other documents referred to in the joint proxy statement/prospectus carefully in their entirety because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus will be mailed to BNY and Mellon shareholders. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about BNY and Mellon, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus filed with the SEC.

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The following is a communication to Mellon employees regarding 2007 Mellon Town Hall meetings.

[Title] Open Dialogue

[Deck] Bob Kelly and Steve Elliott kick off the 2007 Town Hall meetings

When you put a group of Mellon employees in a room together, it’s never long before they strike up a pretty spirited conversation. Add to the mix Bob Kelly and Steve Elliott, and the dialogue is guaranteed to become even livelier.

This scenario is exactly what’s been playing out across the Corporation as the 2007 Town Hall meetings get underway – providing an opportunity for Bob and Steve to open a dialogue regarding Mellon’s business performance and the proposed merger with The Bank of New York (BNY).

“Since announcing the proposed merger in December, we’ve consistently told employees that we plan to communicate, communicate, communicate,” said Bob. “The Town Hall meetings provide us with the chance to do just that. These forums are a great opportunity for Steve and I to meet with employees, discuss how our business is doing, talk about the merger announcement and related integration planning issues, and answer any and all of the questions that employees have.”

[Subtitle] Hot Topics

Since the start of 2007, Town Hall meetings have been held in New York and Pittsburgh. Additional meetings are planned through May in Miami, London, San Francisco, Los Angeles and Boston.

Across the board, Town Hall meetings focus on two major issues: Mellon’s business performance and the proposed merger with The Bank of New York. For the first part of each meeting, Bob focuses on the “state of the union,” including recent business wins, financial performance, the growth of Mellon’s businesses, the expansion of offices and the performance of recent acquisitions such as Walter Scott & Partners and ClearTran.

After a discussion of business performance, Bob moves toward a conversation about the proposed merger with The Bank of New York, including background on BNY and its history and the rationale behind the proposed transaction.

“This merger will make us stronger and more competitive,” said Bob at one Town Hall meeting. “It will lead to more and better opportunities for the combined business and for our employees.”

For the second half of the merger discussion, Bob hands the meeting over to Steve, who focuses on providing employees with an overview of the integration planning process, including progress to date and future plans. At each of the already completed Town Hall meetings, Steve has focused on discussing the three stages of integration planning. The first phase includes the business line and shared service presentations regarding their proposed joint vision for their organizations after the merger closes. The second phase is planning for the close of the proposed transaction – scheduled for the third quarter of 2007 – and all Day One activities. The third stage, to be completed in May, involves creating an operating plan for the combined new company’s first year.

[Subtitle] Creating a Forum

Each Town Hall meeting concludes with an extensive question-and-answer session, creating an open, transparent forum in which employees have the opportunity to speak directly to Bob and Steve. At a recent Pittsburgh meeting, questions ranged from those of local interest – for instance, how Mellon is working with local officials to head off a public transportation crisis – to merger-related questions, including how the new company’s brand will be created, how diversity issues are being factored into integration planning and what role consultants are playing in the integration planning process.

In recent weeks, Bob has also had the opportunity to answer questions from BNY employees. On January 23, February 6 and February 21, Bob joined Tom Renyi, BNY chairman and chief executive officer, and Gerald Hassell, BNY president, at a meeting with BNY’s senior officers. Additional meetings are planned for future dates.

Do you have your own questions about Mellon’s businesses or the proposed merger with The Bank of New York? Send your questions to Ask_Bob@mellon.com. And for more information about the proposed merger and the integration planning process, including an extensive list of frequently asked questions, visit http://intra.mellon.com/news/merger/index.html.

Mellon and The Bank of New York will continue to maintain separate organizations until closing and will continue to compete as independent competitors. Decisions concerning Mellon’s and The Bank of New York’s respective businesses should be made independently of each other. Additionally, until closing Mellon and The Bank of New York should continue to hold themselves out as competitors and should not deal jointly with clients, vendors, customers or any third persons.

Sidebar

2007 Mellon Town Hall Schedule

February 5	New York
February 12	Pittsburgh
February 14	Pittsburgh
March 28	Miami
April 20	London
April 30	San Francisco
May 1	Los Angeles
May 10	Boston